SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 Under
The Securities Exchange Act of 1934

For the month of March, 2012

Commission File Number: 0-19415

MAGIC SOFTWARE ENTERPRISES LTD.

(Translation of Registrant’s Name into English)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☐ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of MAGIC SOFTWARE ENTERPRISES Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Magic to Present at 24th Annual ROTH Conference

Press Release

Magic to Present at 24th Annual ROTH Conference

Or Yehuda, Israel, March 8, 2012 – Magic Software Enterprises Ltd. (NASDAQ: MGIC), a global provider of mobile and cloud-enabled application and business integration platforms, announced today that CEO Guy Bernstein will be presenting the company to investors at the 24th annual ROTH Conference, being held on March 11-14, 2012, at the Ritz Carlton, Laguna Niguel, California. The presentation is scheduled for Tuesday, March 13 at 5:30 pm Pacific Time.

Guy Bernstein will be available for one-on-one meetings throughout the conference. Interested investors should contact: ir@magicsoftware.com and/or the conference organizers at OneonOneRequests@roth.com.

About the 24th Annual ROTH Conference

This annual three-day conference, one of the largest of its kind in the U.S., brings together executives from over 400 growth companies. This event is designed to provide investors with a unique opportunity to gain insight into small and mid-cap growth companies across a variety of sectors, including energy, software, technology, industrials, healthcare, media, consumer and retail. ROTH combines company presentations, Q&A sessions, expert panels and management one-on-one meetings to provide institutional clients with extensive interaction with senior management to gain in-depth insights into each company.

About Magic Software Enterprises

Magic Software Enterprises Ltd. (NASDAQ: MGIC) is a global provider of mobile and cloud-enabled application and business integration platforms.

For more information, visit www.magicsoftware.com.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Press Contact:

Tania Amar, VP Global Marketing

Magic Software Enterprises

Tel: +972 (0)3 538 9300

tania@magicsoftware.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 8, 2012	Magic Software Enterprises Ltd

	By:	/s/ Amit Birk
Amit Birk VP, General Counsel

EXHIBIT INDEX

Exhibit Number	Description of Exhibit

10.1	Magic to Present at 24th Annual ROTH Conference